UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

MAGICJACK VOCALTEC LTD.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M678E101

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M678E101

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		640,495*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

640,495*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,495*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%*
14	TYPE OF REPORTING PERSON

IA

* Includes 62,000 call options, which were exercised and held by the Philotimo Fund LLC, of which Kanen Wealth Management, LLC is the general partner. These call options were exercised on 3/20/2017.

2

CUSIP NO. M678E101

1	NAME OF REPORTING PERSON

DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		118,405**
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		640,495*
PERSON WITH	9	SOLE DISPOSITIVE POWER

118,405**
	10	SHARED DISPOSITIVE POWER

640,495*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

758,900+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 80,000 call options, which were exercised and held by Mr. Kanen. These options were exercised on 3/17/2017.

** Includes 62,000 call options, which were exercised and held by the Philotimo Fund LLC, of which Kanen Wealth Management, LLC is the general partner. These call options were exercised on 3/20/2017.

+ Includes 80,000 call options, which were exercised and held by Mr. Kanen and 62,000 call options, which were exercised and held by the Philotimo Fund LLC, of which Kanen Wealth Management, LLC is the general partner.

3

CUSIP NO. M678E101

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Kanen Wealth Management, LLC and Mr. Kanen were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 640,495 Shares beneficially owned by Kanen Wealth Management, LLC is approximately $4,499,865, including brokerage commissions. The aggregate purchase price of the 118,405 Shares beneficially owned by Mr. Kanen is approximately $774,186, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,115,383 Shares outstanding, as of October 31, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

A.	Kanen Wealth Management, LLC
(a)	As of the close of business on November 21, 2017, Kanen Wealth Management, LLC beneficially owned 640,495 Shares.

Percentage: 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 640,495
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 640,495

(c)	The transactions in the Shares by Kanen Wealth Management, LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	David Kanen
(a)	As of the close of business on November 21, 2017, Mr. Kanen directly beneficially owned 118,405 Shares. Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may be deemed the beneficial owner of the 640,495 Shares owned by Kanen Wealth Management, LLC.

Percentage: 4.7%

4

CUSIP NO. M678E101

(b)	1. Sole power to vote or direct vote: 118,405
2. Shared power to vote or direct vote: 640,495
3. Sole power to dispose or direct the disposition: 118,405
4. Shared power to dispose or direct the disposition: 640,495

(c)	The transactions in the Shares by Mr. Kanen and Kanen Wealth Management, LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Kanen Wealth Management, LLC, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may each be deemed to beneficially own shares of the Issuer's Common Stock held in the Accounts.

5

CUSIP NO. M678E101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2017

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David Kanen
	Name:	David Kanen
	Title:	Managing Member, Kanen Wealth Management LLC

/s/ David Kanen
DAVID KANEN

6

CUSIP NO. M678E101

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Purchase of Common Stock	1,500	7.244	9/27/2017
Purchase of Common Stock	5,000	7.1421	9/29/2017
Purchase of Common Stock	2,000	7.149	10/3/2017
Purchase of Common Stock	1,525	7.1997	10/5/2017
Sale of Common Stock	20,900*	-	10/5/2017
Purchase of Common Stock	750	6.7865	10/10/2017
Sale of Common Stock	1655	6.7645	10/16/2017
Sale of Common Stock	1500*	-	10/30/2017
Sale of Common Stock	70000	8.3	11/14/2017
Sale of Common Stock	6100	8.3	11/15/2017
Sale of Common Stock	30800	8.3	11/16/2017
Sale of Common Stock	28259	8.3	11/17/2017
Sale of Common Stock	92866	8.3	11/20/2017
Sale of Common Stock	85,243	8.3	11/21/2017

DAvid Kanen

Sale of Common Stock	(70,000)	8.30	11/14/2017
Sale of Common Stock	(4,500)	8.30	11/17/2017
Sale of Common Stock	(4,500)	8.30	11/20/2017

* Reflects an in-kind transfer